0-17174
                                                          ----------------------
                                                          Commission File Number


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                  (Check One):

[x] Form 10-K   [ ] Form 20-F    [ ] Form 11-K    [ ] Form 10-Q   [ ] Form N-SAR
     For Period Ended: March 31, 2003
                       --------------

                  [ ] Transition Report on Form 10-K
                  [ ] Transition Report on Form 20-F
                  [ ] Transition Report on Form 11-K
                  [ ] Transition Report on Form 10-Q
                  [ ] Transition Report on Form N-SAR
                  For the Transition Period Ended:     N/A
                                                   --------------

--------------------------------------------------------------------------------
     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

--------------------------------------------------------------------------------
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
     N/A ___

--------------------------------------------------------------------------------
Part I-Registrant Information
--------------------------------------------------------------------------------

         Full Name of Registrant:
                           Hauser, Inc.

         Former Name if Applicable:
                           N/A

         Address of Principal Executive Office (Street and Number):
                           840 Apollo Street, Suite 209

         City, State and Zip Code
                           El Segundo, California 90245

--------------------------------------------------------------------------------
Part II-Rules 12b-25 (b) and (c)
--------------------------------------------------------------------------------

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

--------------------------------------------------------------------------------
Part III-Narrative
--------------------------------------------------------------------------------

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     On April 1, 2003, Hauser, Inc., a Delaware corporation (the "Company"), and its wholly owned subsidiaries, filed voluntary petitions for relief under Chapter 11 of Title 11 of the United States Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the Central District of California (the "Bankruptcy Court") (Case Nos. LA 03-18788-BB, LA 03-18795-BB, LA 03-18798-BB,
and LA 03-18802-BB). Pursuant to a Bankruptcy Court order dated April 8, 2003, the four cases are being jointly administered under Case No. LA 03-18788-BB.

     By letter to the Securities and Exchange Commission (the "Commission") dated May 6, 2003, as further revised June 11, 2003, the Company requested modification of its reporting obligations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the Securities Exchange Act Release No. 9660 (June 30, 1972) and the Commission's Staff Legal Bulletin No. 2 (April 15, 1997) (the "No-Action Request Letter"). Pursuant to the No-Action Request Letter, the Company requested that the Commission allow it, while its Chapter 11 case was pending, to file under cover of Form 8-K copies of the monthly financial reports that are required to be filed with the Office of the United States Trustee (the "Trustee") pursuant to Bankruptcy Rule 2015 and the Trustee's Financial Reporting Requirements for Chapter 11 Cases (the "Trustee's Reports") in lieu of continuing to file quarterly and annual reports under
Section 13(a) of the Exchange Act. In addition, because these Trustee's Reports are not readily available in an electronic format, the Company requested, by separate letter dated May 6, 2003, a continuing hardship exemption from EDGAR filing pursuant to Rule 202 of Regulation S-T. On May 15, 2003, the Commission granted the Company's request for a continuing hardship exemption conditioned upon the grant of no-action relief, as requested by the Company in the No-Action Request Letter. As of June 30, 2003, the Commission had not granted or denied the Company's request for no-action relief.

     The Form 10-K for the fiscal year ended March 31, 2003 for the registrant could not be filed within the prescribed period because of the burdens Hauser's Chapter 11 case has imposed on Hauser's available human and financial resources. Such inability could not have been eliminated by the registrant without unreasonable effort or expense.

--------------------------------------------------------------------------------
Part IV-Other Information
--------------------------------------------------------------------------------

         (1) Name and telephone number of person to contact in regard to this notification

Thomas W. Hanlon                         (310)               648-7881
--------------------------------------------------------------------------------
(Name)                                (Area Code)       (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [x] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                  Hauser, Inc.
                          ----------------------------
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: July 1, 2003                      By: /s/ Kenneth C. Cleveland
     -------------------------              ------------------------------
                                            Name:  Kenneth C. Cleveland
                                            Title: Chief Executive Officer

Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the Registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations. (See 18 U.S.C. 1001)